AMERICAS SILVER CORPORATION

CERTIFICATE OF OFFICER

TO:	ONTARIO SECURITIES COMMISSION

RE:	ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.2(1) OF NATIONAL INSTRUMENT 54-101

The undersigned, Peter McRae, duly appointed Senior Vice-President Corporate Affairs, General Counsel and Corporate Secretary of Americas Silver Corporation (the “Company”), hereby certifies for and on behalf of the Company and not in his or her personal capacity, intending that the same may be relied upon by you without further enquiry, that the Company is relying on section 2.20 of National Instrument 54-101 (the “Instrument”) pertaining to the abridgement of time prescribed by subsection 2.2(1) of the Instrument and the requirements set forth in subsections 2.20(a) and (b) have been complied with. Specifically:

(a)	the Company has arranged to have proxy-related materials for the special meeting of the Company to be held July 20, 2016 sent to all beneficial owners in compliance with the Instrument; and

(b)	the Company has arranged to carry out all the requirements of the Instrument in addition to those described in subparagraph (a) above.

DATED this 20th day of June, 2016.

By
Peter McRae
SVP Corporate Affairs, General Counsel
and Corporate Secretary